UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2014

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F   ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):   ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):   ☐

indicate by check mark whether by furnishing information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance;

•	our ability to drive shareholder value through management structure and reorganization changes, including our ability to reinvigorate revenue and earnings growth, optimize capital allocation and structure, and Improve Return on Invested Capital (as defined below);

•	growth of our operations, including the addition or replacement of auction sites;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology such as sales force automation tools to enhance our auction services and support additional value-added services;

•	our ability to grow our sales force, minimize turnover, and improve sales force productivity;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) and our territory sales support personnel, on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	our Revenue Rates (as defined below), the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

•	the supply trend of equipment in the market;

•	our future capital expenditures;

•	our future plans with regard to our Strategic Pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the United States (“U.S.”) dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	actions relating to increasing market share in our Japan operations;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer (“CEO”) transition.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2013 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below, under “Risk Factors” in our 2013 Annual Report on Form 40-F and other relevant factors.

About Us

Ritchie Bros. (NYSE & TSX: RBA) is the world leader for the exchange of used equipment. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace, to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling and marine industries. The majority of the assets sold through our sales channels represent construction machinery.

We operate from over 110 locations in more than 25 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2014 compared to the three- and nine-month periods ended September 30, 2013. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three- and nine-month periods ended September 30, 2014 and 2013, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. Additional information relating to us, including our audited consolidated financial statements and notes thereto, Management’s Discussion and Analysis for the year ended December 31, 2013, and our most recent Annual Information Form, are available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR, EDGAR or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of October 31, 2014.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in U.S. dollars.

Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

In the following discussion and tables, net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the three- and nine-month periods ended September 30, 2014 and 2013 have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent.

Third Quarter Update

We achieved net earnings of $9.3 million, or $0.09 per diluted share, and Adjusted Net Earnings (as defined in the table below) of $14.5 million, or $0.13 per diluted share, for the three months ended September 30, 2014. This represents a 43% decrease over net earnings of $16.3 million, or $0.15 per diluted share, and a 9% decrease over Adjusted Net Earnings of $15.9 million, or $0.15 per diluted share, generated during the same period in 2013.

Financial Overview	Three months ended September 30,
(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change
Revenues	$102,217	$105,800	$(3,583)	(3%)
Direct expense	12,450	11,900	550	5%
SG&A expenses (1)	69,962	68,502	1,460	2%
Excluding depreciation and amortization	58,556	57,687	869	2%
Earnings from operations	19,805	25,398	(5,593)	(22%)
Other income (expense)	(3,159)	1,420	(4,579)	(322%)
Finance costs	755	1,185	(430)	(36%)
Income tax expense	6,288	9,207	(2,919)	(32%)
Net earnings (7)	9,342	16,296	(6,954)	(43%)
Adjusted Net Earnings (2),(3),(7)	14,480	15,881	(1,401)	(9%)
Diluted Adjusted EPS (2),(7)	$0.13	$0.15	$(0.01)	(9%)
Effective tax rate	39.6%	35.9%	n/a	10%

Gross Auction Proceeds (2),(4)	$886,876	$789,640	$97,236	12%
Revenue Rate (2),(5)	11.53%	13.40%	n/a	(14%)
Direct Expense Rate (2),(5)	1.40%	1.51%	n/a	(7%)
EBITDA Margin (2),(6)	30.5%	34.2%	n/a	(11%)

(1)	Selling, general and administrative expenses (“SG&A”) includes depreciation and amortization expense.
(2)	These are non-GAAP measures, which are reconciled to the most directly comparable GAAP measures reflected in our unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing Adjusted Net Earnings, Diluted Adjusted EPS, GAP, Revenue Rate, Direct Expense Rate and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and eliminates the financial impact of items we do not consider to be part of our normal operating results.
(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of impairment losses, excess property sales and certain other items.
(4)	GAP represents the total proceeds from all items sold at our auctions and the Gross Transaction Value (“GTV”) sold through our online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. GTV represents total proceeds from all items sold at our online marketplaces and is a component of our GAP results.

In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to our online marketplace transactions. GTV is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. We believe that revenues, which is the most directly comparable measure in our consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV.

(5)	Revenue Rate is our revenues divided by our GAP. Direct Expense Rate is our direct expenses divided by our GAP.
(6)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA Margin is EBITDA as a proportion of revenues.
(7)	Figures presented only include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

Quarterly Overview

Gross Auction Proceeds were a record $886.9 million for the third quarter of 2014, an increase of 12% compared to the third quarter of 2013.

Revenues decreased by 3% to $102.2 million in the third quarter of 2014 from $105.8 million in the same period of 2013 as the result of a decrease in our Revenue Rate. The decrease in our Revenue Rate to 11.53% in the third quarter of 2014 from 13.40% in the third quarter of 2013 was primarily due to the performance of our underwritten business. In the third quarter of 2013, a few unique underwritten contracts that exceeded our expectations resulted in our achieving a record quarterly Revenue Rate in that quarter. While our Revenue Rate decreased period-over-period, the third quarter 2014 rate is consistent with our three-year historical average of 11.65% and in the mid-range of our expectation.

Net earnings decreased 43% to $9.3 million for the third quarter of 2014 from $16.3 million in the same period of 2013, primarily as a result of an $8.1 million impairment loss recognized on our auction site property located in Narita, Japan.

Additional highlights and significant developments included:

•	The appointment of Ravi Saligram as CEO on July 7, 2014.

•	Achieving the highest third quarter GAP in the Company’s history, and over $4 billion in GAP on a twelve-month rolling basis for the first time in the Company’s history.

•	Surpassing $1 billion in year-to-date online sales by September 30, 2014, nearly one month earlier than in fiscal 2013.

•	Increasing the number of TMs by 8% since the third quarter of 2013 and 9% since December 31, 2013.

•	Recognizing an $8.1 million impairment loss on property in Japan, based on the results of third quarter strategy and auction site asset performance reviews.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne. Included in our consolidated GAP results for the three months ended September 30, 2014 is the Gross Transaction Value1 from our online marketplaces of $23.2 million, which represents a 5% increase over the comparative GTV for the three months ended September 30, 2013 of $22.1 million.

[1]	Refer to note (4) in the “Third Quarter Update – Financial Overview” table for a definition of GTV. The buyers’ premiums included in our GAP and GTV results for the three months ended September 30, 2014 were $2.0 million. The comparative buyers’ premiums for the three months ended September 30, 2013 were $2.0 million. The addition of $2.0 million in buyers’ premiums to GAP reported in the third quarter of 2013 would have the effect of reducing our Revenue Rate reported in that period by 4 basis points.

The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Three months ended September 30,
	2014	2013	$ Change	% Change
Revenues	$3.3	$3.1	$0.2	6%
SG&A expenses excluding depreciation and amortization	(4.0)	(4.2)	0.2	5%

EBITDA	$(0.7)	$(1.1)	$0.4	36%

The increase in revenues in the third quarter of 2014 as compared to the third quarter of 2013 is consistent with our increase in GTV.

Gross Auction Proceeds

GAP was $886.9 million for the third quarter ended September 30, 2014, which is an increase of 12% compared to the same period in 2013. GAP for the third quarter of 2014 would have been higher by $13.1 million, or an additional 2%, if foreign exchange rates had remained consistent with those in the third quarter of 2013. GAP growth was strong in Canada, the Middle East, Europe and the United States, with Australia and Asia experiencing year-over-year declines in GAP.

The increase in GAP is due to an increase in the number of lots and average value of those lots during in the third quarter of 2014 as compared to the third quarter of 2013. The total number of lots at industrial and agricultural auctions grew 7%, increasing to 80,000 in the third quarter of 2014 from 74,500 in the third quarter of 2013. GAP, excluding GTV from EquipmentOne, also grew on a per-lot basis to $10,800 in third quarter of 2014 from $10,400 in the same period in 2013.

Straight commission contracts accounted for the majority of GAP in the third quarter of 2014, with the remaining 30% generated by guarantee and outright purchase contracts, which we refer to as our underwritten business. This compares to 29% of GAP generated by our underwritten business in the third quarter of 2013. The consistent volume of our underwritten business period-over-period reflects the continued application of our strategy to use our underwritten business to remain competitive on packages of equipment available in the marketplace and to generate marketing opportunities.

Revenues and Revenue Rate

Revenues include both commission income earned from equipment sellers and fee income earned from equipment buyers. Revenues for the third quarter of 2014 decreased to $102.2 million compared to $105.8 million for the same period in 2013, due to a reduced Revenue Rate. Our Revenue Rate for the three months ended September 30, 2014 decreased to 11.53% from 13.40% for the same period in 2013 due to the performance of our underwritten business. Our Revenue Rate for the third quarter of 2014 is consistent with the rate achieved in the previous two quarters of 2014.

In the third quarter of 2014, our average commission rate was 9.04% as compared to 10.82% in the same period of 2013. This decrease is primarily due to a few unique underwritten contracts that exceeded our expectations in the third quarter of 2013. Over the past five years our quarterly commission rate has ranged between 8.47% and 10.82%.

Our commission rate and overall Revenue Rate is presented in the graph below:

(1)	The revised administrative fee took effect on July 1, 2011.

On an annual basis our fee income as a percentage of GAP remained relatively consistent. Our fee income earned in the three months ended September 30, 2014 was 2.48% of GAP, a slight decrease compared to 2.57% in the same period of 2013 due primarily to the mix of equipment sold at our auctions. Most notably, in the third quarter of 2014 we sold a larger amount of higher-value lots as compared to the third quarter of 2013, which had the effect of reducing the fees earned as fee income is capped on lots sold for more than $38,000.

During the three months ended September 30, 2014, revenue earned in Canada and the Middle East increased as a result of increases in GAP in those regions. Variations in our geographic revenue distribution can occur on a quarterly basis depending on the timing and location of auctions.

Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other
Three months ended September 30, 2014	45%	28%	15%	12%
Three months ended September 30, 2013	51%	26%	15%	8%

Direct Expense Rate

Our Direct Expense Rate fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The Direct Expense Rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower Direct Expense Rates for industrial auctions held at our permanent auction sites compared to agricultural auctions or industrial auctions held at temporary locations, which we refer to as offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our Direct Expense Rate for the three months ended September 30, 2014 decreased to 1.40% compared to 1.51% for the same period in 2013.

This decrease is a result of the growth in GAP combined with an increase in the number of industrial auctions being held at our permanent auction sites, as opposed to offsite locations, resulting in the realization of economies of scale in the third quarter of 2014 as compared to the third quarter of 2013.

GAP generated at our permanent auction sites increased to $747.1 million in the third quarter of 2014 from $645.2 million in the third quarter of 2013, an increase of 16%. We held 42 industrial auctions at our permanent auction sites in the third quarter of 2014 as compared to 40 in the third quarter of 2013.

GAP generated at our offsite industrial auctions of $61.2 million in the third quarter of 2014 represented a 7% decrease from the $66.0 million generated in the same period of 2013. This decrease is primarily due to the reduction in the number of offsite industrial auctions to 10 in the third quarter of 2014 as compared to 16 in the same period of 2013.

Selling, General and Administrative Expenses

Our SG&A expenses increased slightly to $70.0 million in the third quarter of 2014, compared to $68.5 million in the same period of 2013, an increase of $1.5 million or 2%.

SG&A expenses by nature are presented below:

(in U.S. $000’s)	Three months ended September 30,
	2014	2013	$ Change	% Change
Employee compensation expense	$36,676	$37,036	$(360)	(1%)
Buildings and facilities	10,249	10,194	55	1%
Travel, advertising and promotion	5,614	5,342	272	5%
Other SG&A expenses	6,017	5,115	902	18%

	$58,556	$57,687	$869	2%
Depreciation and amortization	11,406	10,815	591	5%

SG&A expenses	$69,962	$68,502	$1,460	2%

Other SG&A expenses increased $0.9 million or 18% in the third quarter of 2014 as compared to the third quarter of 2013. Contributing to this increase were higher professional service fees and costs related to the recruitment of our new CEO.

The table below presents our SG&A expenses by function and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers2 by net 23 compared to September 30, 2013. Operation expenses increased primarily due to rent, property taxes and repairs and maintenance activities at some of our auction sites. We continued to focus on controlling our administrative costs.

(in U.S. $000’s)	Three months ended September 30,
	2014	2013	$ Change	% Change
Sales and marketing	$18,862	$18,313	$549	3%
Operations	13,709	13,002	707	5%
Administration	22,014	22,161	(147)	—

	$54,585	$53,476	$1,109	2%
EquipmentOne	3,971	4,211	(240)	(6%)
Depreciation and amortization	11,406	10,815	591	5%

Selling, general and administrative expense	$69,962	$68,502	$1,460	2%

[2]	Revenue Producers is a term used to describe our revenue producing sales personnel. This definition is comprised of Vice Presidents of Sales, Regional Sales Managers and TMs.

Depreciation and amortization expenses are calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, land improvements, computer hardware and software, automobiles, office and yard equipment, and intangible customer relationships. Our depreciation and amortization expenses increased $0.6 million, or 5%, for the quarter ended September 30, 2014, compared to the same period in 2013, due to the continued development and deployment of our information systems.

Other Income and Expense

Other income and expense includes impairment losses, gains or losses from the disposition of property, plant and equipment, foreign exchange gains and losses, and other income or loss not earned in the normal course of operations.

In the third quarter of 2014, we realized net $3.2 million in other expenses, primarily as a result of the $8.1 million impairment loss recognized on our property in Japan, partially offset by a $3.4 million gain on the sale of our former auction site in Grande Prairie, Canada. This compares to net other income of $1.4 million realized in the third quarter of 2013, which included a $0.7 million gain on the sale of excess land in Texas, United States. These transactions have been presented as adjusting items and excluded in the determination of our Adjusted Net Earnings.

Finance Income and Costs

Finance income consists of interest earned on our excess cash and receivable balances. It fluctuates depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held around period end.

Finance costs include interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. These costs decreased in the third quarter of 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding borrowings have been reduced, including through the reduction in our non-current borrowings in 2014, as well as by an increase in interest capitalized primarily related to the continued development of our information systems. $328,000 of interest was capitalized to the cost of software under development during the third quarter of 2014 as compared to $180,000 in the third quarter of 2013.

Effective Tax Rate

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes for the year. Our effective tax rate differs from period to period as a result of changes in the source of our earnings as a result of auctions held each period, the treatment of adjustments for changes in tax rates and other tax legislation, variations in the estimate of tax reserves, and differences between the provision and the actual amounts recognized in tax returns.

For the three months ended September 30, 2014, income tax expense was $6.3 million, compared to income tax expense of $9.2 million in the third quarter of 2013. Our effective tax rate of 39.6% for the third quarter of 2014 was higher than the rate of 35.9% in the same period in 2013. The increase is primarily due to the Japan impairment loss, for which we did not recognize a related future income tax asset.

The adjusted effective tax rate (detailed in the table below) decreased in the third quarter of 2014 as compared to the third quarter of 2013.

Our adjusted effective tax rate reconciles to our effective tax rate as follows:

(in U.S. $ millions)	Three months ended September 30,
	2014	2013
Earnings before income taxes	$15.89	$25.63
Adjusting items:
Japan impairment loss	8.08	—
Gain on disposition property (1)	(3.39)	(0.68)

Adjusted earnings before income taxes (2)	$20.58	$24.95
Income tax expense	$6.29	$9.21
Tax expense related to adjusting items:
Japan impairment loss	—	—
Gain on disposition property (1)	(0.44)	(0.26)

Adjusted income tax expense (2)	$5.85	$8.95
Effective tax rate	39.6%	35.9%

Adjusted effective tax rate (2)	28.4%	35.9%

(1)	The gain on disposition of property for the third quarter of 2014 relates to the sale of our former auction site in Grande Prairie, Canada. The gain on disposition of property for the third quarter of 2013 relates to the sale of excess land in Texas, United States.
(2)	These are non-GAAP measures, which exclude the effects of the adjusting items realized in the third quarters of 2014 and 2013. We believe that comparing the adjusted effective tax rate for different financial periods provides more useful information about the continuing impact income taxes in each jurisdiction have on our consolidated effective tax rate.

The decrease in the adjusted effective tax rate in the third quarter of 2014 as compared to the same quarter in 2013 is primarily the result of an increase in income earned in lower tax rate jurisdictions.

Net Earnings

Net earnings for the three months ended September 30, 2014 were $9.3 million, or $0.09 per diluted share, compared to net earnings of $16.3 million, or $0.15 per diluted share, for the three months ended September 30, 2013, primarily as a result of the $8.1 million impairment loss recognized on our property in Japan.

Adjusted Net Earnings for the three months ended September 30, 2014 were $14.5 million, or $0.13 per diluted share, compared to Adjusted Net Earnings of $15.9 million, or $0.15 per diluted share, for the three months ended September 30, 2013. This 9% decrease is primarily the result of a decrease in our Revenue Rate, partially offset by a reduction in our adjusted effective tax rate.

Revenue Flow-through Rate3

We believe that the table below showing our Revenue Flow-through Rate illustrates our sensitivity to the effect of changes in our revenues on our EBITDA Margin, due to our relatively fixed quarterly operating expenses.

[3]	Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of the absolute value of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures and are reconciled to the unaudited condensed consolidated interim financial statements under “Non-GAAP Measures”. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.

(in U.S.$ millions)	Three months ended September 30, 2014
	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction	$(3.8)	$1.6	$(5.4)	(142%)

(in U.S.$ millions)	Three months ended September 30, 2013
	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction	$10.4	$(1.2)	$11.6	112%

Core auction revenues for the third quarter of 2014 decreased by $3.8 million compared to the third quarter of 2013, combined with an increase of $1.6 million in operating expenses over the same period. The net result was that 142% of the decreased revenues flowed directly to our EBITDA and decreased our EBITDA Margin in the third quarter of 2014 compared to the third quarter of 2013.

Year-to-Date Performance

Our net earnings for the first nine months of 2014 were $62.2 million, or $0.58 per diluted share, and Adjusted Net Earnings were $67.3 million, or $0.63 per diluted share. This represents a 4% increase over net earnings of $60.1 million, or $0.56 per diluted share, and a 13% increase over Adjusted Net Earnings of $59.7 million, or $0.56 per diluted share, generated during the same period in 2013.

Financial Overview	Nine months ended September 30,
(in U.S.$000’s, except EPS)	2014	2013	$ Change	% Change
Revenues	$342,640	$336,180	$6,460	2%
Direct expense	40,366	36,812	3,554	10%
SG&A expenses (1)	213,023	210,727	2,296	1%
Excluding depreciation and amortization	180,041	178,873	1,168	1%
Earnings from operations	89,251	88,641	610	1%
Other income (expense)	(256)	2,415	(2,671)	(111%)
Finance costs	2,394	3,714	(1,320)	(36%)
Income tax expense	23,345	26,842	(3,497)	(13%)
Net earnings (7)	62,206	60,080	2,126	4%
Adjusted Net Earnings (2),(3),(7)	67,344	59,665	7,679	13%
Diluted Adjusted EPS (2),(7)	$0.63	$0.56	$0.07	12%
Effective tax rate	27.0%	30.7%	n/a	(12%)

Gross Auction Proceeds (2),(4)	$2,971,457	$2,707,935	$263,522	10%
Revenue Rate (2),(5)	11.53%	12.41%	n/a	(7%)
Direct Expense Rate (2),(5)	1.36%	1.36%	n/a	—
EBITDA Margin (2),(6)	35.7%	35.8%	n/a	—

For notes (1) through (7), see the corresponding notes in the “Third Quarter Update – Financial Overview” table.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne.

Included in our consolidated GAP results for the nine months ended September 30, 2014 is the GTV4 from our online marketplaces of $71.2 million, a slight decrease from the comparative GTV for the nine months ended September 30, 2013 of $71.6 million.

The following table reflects the results of our operations from EquipmentOne:

(in U.S. $ millions)	Nine months ended September 30,
	2014	2013	$ Change	% Change
Revenues	$9.0	$9.8	$(0.8)	(8%)
SG&A expenses excluding depreciation and amortization	(12.0)	(13.2)	1.2	9%

EBITDA	$(3.0)	$(3.4)	$0.4	12%

[4]	The buyers’ premiums included in our GAP and GTV results for the nine months ended September 30, 2014 were $5.9 million. The comparative buyers’ premiums for the nine months ended September 30, 2013 were $6.0 million. The addition of $6.0 million in buyers’ premiums to GAP reported in the nine months ended September 30, 2013 would have the effect of reducing our Revenue Rate reported in that period by 2 basis points.

Gross Auction Proceeds

GAP was $3.0 billion for the nine months ended September 30, 2014, an increase of 10% compared to the same period in 2013 and a year-to-date record for the Company. GAP for the first nine months of 2014 would have been higher by $57.2 million, or 2%, if foreign exchange rates had remained consistent with those in the first nine months of 2013.

The increase in GAP is due to the increase in the number lots and average value of those lots during in the first nine months of 2014 as compared to the same period in 2013. The total number of lots at industrial and agricultural auctions grew 3%, increasing to 248,500 in the first nine months of 2014 from 242,000 in the first nine months of 2013. GAP, excluding GTV from EquipmentOne, also grew on a per-lot basis to $11,700 in first nine months of 2014 from $10,900 in the same period in 2013.

Canada generated 65% of the GAP growth in the first nine months of 2014 as compared to the same period in 2013, with all other regions except Australia and Asia also contributing to the overall growth in GAP.

Straight commission contracts accounted for the majority of GAP in the first nine months of 2014, with the remaining 29% generated by our underwritten business, compared to 26% in the first nine months of 2013. The increase in our underwritten business reflects the application of our strategy to use our underwritten business to remain competitive on packages of equipment available in the marketplace and to generate marketing opportunities. The volume of our underwritten business in the first nine months of 2014 is consistent with the average volume over the past five years.

Revenues and Revenue Rate

Revenues for the nine months ended September 30, 2014 increased 2% to $342.6 million compared to $336.2 million for the same period in the prior year primarily due to an increase in GAP. Revenue for the first nine months of 2014 would have been $7.0 million higher if foreign exchange rates had remained consistent with those in the first nine months of 2013.

Our Revenue Rate for the nine months ended September 30, 2014 decreased to 11.53% from 12.41% for the same period in 2013. This decrease in the rate in the first nine months of 2014 was primarily due to the performance of our underwritten business. In particular, a few unique underwritten contracts that exceeded our expectations during the nine months ended September 30, 2013, resulted in record Revenue Rates during that comparative period.

During the nine months ended September 30, 2014, our average commission rate was 9.12% as compared to 9.96% in the same period of 2013. This decrease is primarily due to the performance of a few unique under written contracts during the nine months ended September 30, 2013. Our fee income earned in the first nine months of 2014 was 2.41%, consistent with the 2.46% rate earned in the same period of 2013.

During the nine months ended September 30, 2014, revenue earned in Canada and the Middle East increased as a result of increases in GAP in those regions. Variations in geographic revenue distribution can occur on a quarterly basis depending on the timing and location of auctions.

Our geographic revenue distribution is presented below:

Revenue distribution	United States	Canada	Europe	Other
Nine months ended September 30, 2014	46%	32%	12%	10%
Nine months ended September 30, 2013	50%	27%	13%	10%

Direct Expense Rate

Our Direct Expense Rate of 1.36% for the nine months ended September 30, 2014 was consistent with the 1.36% rate for the same period in 2013, which resulted in direct expenses increasing 10% to $40.4 million in the first nine months of 2014 from $36.8 million in the comparative period of 2013. The increase in direct expenses is consistent with the increase in GAP.

Selling, General and Administrative Expenses

Our SG&A expenses increased slightly to $213.0 million in the first nine months of 2014, compared to $210.7 million in the same period of 2013, an increase of $2.3 million, or 1%.

SG&A expenses by nature are presented below:

(in U.S. $000’s)	Nine months ended September 30,
	2014	2013	$ Change	% Change
Employee compensation expense	$114,048	$114,953	$(905)	(1%)
Buildings and facilities	31,400	30,856	544	2%
Travel, advertising and promotion	17,072	15,682	1,390	9%
Other SG&A expenses	17,521	17,382	139	1%

	$180,041	$178,873	$1,168	1%
Depreciation and amortization	32,982	31,854	1,128	4%

SG&A expenses	$213,023	$210,727	$2,296	1%

Travel, advertising and promotion costs increased by $1.4 million during the nine months ended September 30, 2014, as compared to the same period in 2013, primarily as a result of greater tradeshow activity, travel related to the roll-out of our sales force automation tool, and expanded EquipmentOne marketing.

The table below presents our SG&A expenses by function and illustrates the continued investment in our sales and marketing efforts, including the impact of an increased number of Revenue Producers by net 23 since September 30, 2013, and the effect of cost management initiatives within our operations and administration teams.

(in U.S. $000’s)	Nine months ended September 30,
	2014	2013	$ Change	% Change
Sales and marketing	$62,734	$59,373	$3,361	6%
Operations	44,412	44,062	350	1%
Administration	60,932	62,211	(1,279)	(2%)

	$168,078	$165,646	$2,432	1%
EquipmentOne	11,963	13,227	(1,264)	(10%)
Depreciation and amortization	32,982	31,854	1,128	4%

Selling, general and administrative expense	$213,023	$210,727	$2,296	1%

Our depreciation and amortization expenses for the first nine months of 2014 increased $1.1 million or 4% over the comparative period in 2013, primarily as a result of the continued development of our information systems.

Other Income and Expense

In the first nine months of 2014, we realized net $0.3 million in other expenses, primarily as a result of the $8.1 million impairment loss recognized on our property in Japan, partially offset by a $3.4 million gain on the sale of our former auction site in Grande Prairie, Canada, and foreign exchange gains of $2.2 million.

This compares to net other income of $2.4 million realized in the first nine months of 2013, which included a $0.7 million gain on the sale of excess land in Texas, United States. The Japan impairment loss and former auction site sales have been presented as adjusting items and excluded in the determination of our Adjusted Net Earnings.

Finance Income and Costs

Net finance costs decreased in the first nine months of 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding non-current borrowings were reduced during that same period. Additionally, an increase in interest capitalized related to the continued development of our information systems had the effect of reducing overall interest expense during the first nine months of 2014 compared to the first nine months of 2013.

Effective Tax Rate

Our effective tax rate of 27.0% for the first nine months of 2014 was lower than the 30.7% that was effective during the same period in 2013. The decrease was primarily the result of an increase in income earned in lower tax rate jurisdictions and a lower estimate of liabilities for tax uncertainties, partially offset by the tax impact of the Japan impairment loss, which could not be recognized as a tax asset in that jurisdiction.

The adjusted effective tax rate decreased in the first nine months of 2014 as compared to the first nine months of 2013.

Our adjusted effective tax rate reconciles to our effective tax rate as follows:

(in U.S. $ millions)	Nine months ended September 30,
	2014	2013
Earnings before income taxes	$86.60	$87.34
Adjusting items:
Japan impairment loss	8.08	—
Gain on disposition property (1)	(3.39)	(0.68)

Adjusted earnings before income taxes (2)	$91.29	$86.66
Income tax expense	$23.35	$26.84
Tax expense related to adjusting items:
Japan impairment loss	—	—
Gain on disposition property (1)	(0.44)	(0.26)

Adjusted income tax expense (2)	$22.91	$26.58
Effective tax rate	27.0%	30.7%

Adjusted effective tax rate (2)	25.1%	30.7%

For notes (1) and (2), see the corresponding notes in the “Third Quarter Update – Effective Tax Rate” table.

Net Earnings

Net earnings for the nine months ended September 30, 2014 were $62.2 million, or $0.58 per diluted share, compared to net earnings of $60.1 million, or $0.56 per diluted share, for the nine months ended September 30, 2013.

Adjusted Net Earnings for the nine months ended September 30, 2014 were $67.3 million, or $0.63 per diluted share, compared to Adjusted Net Earnings of $59.7 million, or $0.56 per diluted share, for the nine months ended September 30, 2013. This 13% increase is primarily the result of an increase in our GAP at a lower revenue rate, combined with a reduction of our effective tax rate.

Revenue Flow-through Rate5

We believe that the table below showing our Revenue Flow-through Rate illustrates our operational leverage in our core auction business segment, and the effect of changes in our revenues on our EBITDA Margin.

(in U.S.$ millions)	Nine months ended September 30, 2014
	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction	$7.3	$6.0	$1.3	18%

(in U.S.$ millions)	Nine months ended September 30, 2013
	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction	$5.6	$(0.9)	$6.5	116%

Core auction revenues for the first nine months of 2014 increased by $7.3 million compared to the first nine months of 2013, partially offset by an increase of $6.0 million in operating expense over the same period. The net result was that 18% of the increased revenues flowed directly to our EBITDA and increased our EBITDA Margin in the first nine months of 2014 compared to the same period in 2013.

Used Equipment Market Update

During the second and third quarters of 2014, the used equipment market remained stable following the increase we saw in the first quarter, resulting in strong overall pricing during the first nine months of 2014. Used equipment supplies for good-quality, low-hour equipment continued to increase and demand for such equipment continued to be strong at our auction sites across all geographies.

We believe that the increase in OEM production beginning in 2010 is generating more transactions in the current used equipment marketplace and creating larger pools of used equipment for future transactions. Overall, our operations in Canada and the United States generated more GAP in the third quarter of 2014 as compared to the same period in 2013, although that performance varied regionally.

Management Structure and Reorganization

The Company has implemented a change in management structure and reorganization to reflect our commitment towards driving better shareholder value by initially focusing on reinvigorating revenue and earnings growth, optimizing capital allocation and structure, and improving Return on Invested Capital6 (“ROIC”).

To better align Company leadership with these focus areas, our CEO, Mr. Saligram, is implementing a new organizational structure with the following objectives:

•	Put in place regional business heads with a strong general management focus to drive sustainable, profitable growth of the core auction business.

•	Implement a more localized and decentralized structure to be more responsive and agile as a company, meet local customer needs, and foster an increased sense of urgency.

•	Become more externally focused, and tailor “go to market” approaches based on customer needs and geographic differences.

•	Put in place a strong data-centric, customer focused leadership team to exploit new channels, models and services and Increase market share.

•	Leverage vast customer and equipment data, and improve analytical rigor to develop powerful insights which will strengthen our customer value proposition.

This management structure and reorganization will include the creation of the following positions:

•	Group President, Emerging Businesses, Brand Innovation and Technology Services;

•	Group Presidents for Canada and the United States; and

•	Managing Directors for Europe and Asia Pacific.

In addition, our current Group Chief Financial Officer (“CFO”) will assume the role of CFO, Americas once the Company completes an external search and appoints a new Group CFO. The Group CFO role will be expanded to oversee global financial operations, legal and internal audit functions, and capital markets and investor relations activities.

Current Strategy

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. The following three strategic pillars are the foundation upon which we have built our strategy to achieve our mission.

GROW our core auction business segment

We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

[5]	Refer to footnote 3 for definitions of Revenue Flow-through and Revenue Flow-through Rate.
[6]	The Company calculates ROIC as Adjusted Net Earnings divided by invested capital. Invested capital is calculated as the average equity attributable to the equity holders of the parent between the current reporting date and the comparative reporting date, plus the average non-current borrowings between the current reporting date and the comparative reporting date.

During the first nine months of 2014 we continued to develop our sales channels through existing customers. Our ability to effectively focus on sales and marketing efforts resulted from steps we took in strengthening our sales-management process, growing our lead generation and sales support teams, and implementing state-of-the-art sales tools.

In addition, we believe that part of the success in growing our GAP in the first nine months of 2014 is the result of being able to simultaneously offer unreserved auction and online marketplace solutions, which provided us with opportunities to reach a wider customer base than with a single unreserved auction solution.

During the third quarter of 2014, we reviewed our Japan auction operations and determined that a strategy change will need to be made in order to grow our core auction business in that region. As a result of this determination, we recognized an $8.1 million impairment loss on our property in Japan. Over the next six to 12 months, we will perform an in-depth strategy review to determine the best course of action to increase our market share in Japan, after which the revised strategy will be adopted and implemented.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

In the first nine months of 2014 we successfully completed the first phase of our transition to a sales force automation tool. We believe that this initiative will provide our sales team with an additional tool to enhance their future productivity.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

The continued growth in our TM headcount during the first nine months of 2014 is largely the result of the ongoing execution of our recruiting and retention strategies. Our recruiting strategies focused on increasing the number of TMs through both hiring externally and through our internal trainee program. In our experience, internally-trained TMs have lower turnover and increased productivity rates than TMs that did not participate in our internal trainee program.

Also during the first nine months of 2014 we expanded our training strategy and introduced leadership training programs for our sales management team. We believe this contributed to our retention of Revenue Producers and increase in sales force productivity to $11.2 million per Revenue Producer for the rolling 12-months ended September 30, 2014 ($10.8 million rolling 12-months ended September 30, 2013). We measure sales force productivity as rolling 12-month GAP per Revenue Producer. It is a non-GAAP measure that we believe provides a gauge of the effectiveness of Revenue Producers in increasing our GAP, and ultimately our net earnings.

Our headcount statistics are presented below.

	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Full-time employees	1,472	1,455	1,422	1,385	1,402
Revenue Producers	366	364	358	340	343
TMs	296	292	287	272	273

During the first nine months of 2014 we increased the number of Revenue Producers by net 26, of which 24 were TMs. This represents a net increase of 8% during the nine months ended September 30, 2014. At September 30, 2014 we had 296 TMs, which is the highest number we have had in our history.

We continue to make the growth and development of our sales team a strategic focus, as we believe the previous high turnover and lack of growth in the size of our sales team contributed to the stagnation of GAP and revenues in recent periods.

We believe that our increased number of Revenue Producers, in conjunction with training and placement in appropriate markets and the increase in our territory sales support personnel, will lead to improved performance from our sales team and an increase in GAP and revenues in future periods.

Operations Update

During the first nine months of 2014, we conducted 155 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Australia and Asia, as compared to 166 during the same period in 2013.

During the first nine months of 2014, 88% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites, as compared to 89% during the same period in 2013.

Our key industrial auction metrics for the first nine months of 2014 and 2013 are shown below:

Key industrial auction metrics	Nine months ended September 30,
	2014	2013
Bidder registrations	312,500	295,500
Consignments	32,100	31,350
Buyers	77,050	74,300
Lots	219,000	216,500

For a breakdown of these key industrial auction metrics by month, please refer to our website at www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

The increase in GAP in the first nine months of 2014 as compared to the first nine months of 2013 was primarily due to the improved performance of each key industrial auction metric over the same comparative period. Further contributing to the GAP increase was an increase in the number of lots and average value of those lots in the first nine months of 2014 as compared to the same period in 2013. This increased value was particularly evident during the third quarter of 2014, as a large amount of higher-value equipment was consigned to our auctions during that period.

Although our auctions vary in size, our average industrial auction results for the three- and 12-month periods ended September 30, are described in the following tables:

Average per industrial auction	Three months ended September 30,
	2014	2013
Gross Auction Proceeds	$15.5 million	$12.4 million
Bidder registrations	1,846	1,551
Consignors	201	178
Lots	1,399	1,188

Our average industrial auction metrics increased in the third quarter of 2014 due to our focused efforts on growing the business and an improved used equipment market.

Average per industrial auction	12 months ended September 30,
	2014	2013
Gross Auction Proceeds	$15.9 million	$14.7 million
Bidder registrations	1,887	1,752
Consignors	189	180
Lots	1,296	1,232

Average industrial auction metrics on a rolling 12-month basis increased period-over-period due to the performance of our auctions in the second and third quarters of 2014 as compared to the same quarters in 2013.

Website metrics

The Ritchie Bros. website (www.rbauction.com) is a gateway to our online bidding system, which allows bidders to participate in our auctions over the internet, and showcases upcoming auctions and equipment to be sold. Ritchie Bros.’ EquipmentOne website (www.equipmentone.com) provides access to our online equipment marketplace. None of the information in our websites is incorporated by reference into this document by this or any other reference.

The following table provides information about the unique visitors to our websites:

Unique website visitors	Nine months ended September 30,
	2014	2013
rbauction.com unique visitors	5.2 million	5.1 million
equipmentone.com unique visitors	0.7 million	0.5 million

Online bidding and equipment marketplace purchase metrics

We continue to see an increase in the use and popularity of both our online bidding system and our online equipment marketplace. We sold approximately $1.2 billion of equipment, trucks and other assets through these two mediums during the first nine months of 2014, compared to $1.1 billion in the first nine months of 2013, representing an increase of 16%. Online buyers at Ritchie Bros. auctions and purchases made through our online equipment marketplace represented 41% of GAP during the first nine months of 2014, compared to 39% of GAP during the first nine months of 2013.

Summary of Quarterly Results (Unaudited)

(in U.S.$000’s, except EPS)	Q3 2014	Q2 2014	Q1 2014	Q4 2013
GAP (2),(4)	$886,876	$1,229,204	$855,377	$1,109,834
Revenues	102,217	141,835	98,588	131,223
Net earnings (7)	9,342	38,607	14,257	33,745
Adjusted Net Earnings (2),(3),(7)	14,480	38,607	14,257	30,324
Basic EPS (7)	$0.09	$0.36	$0.13	$0.32
Diluted EPS (7)	0.09	0.36	0.13	0.31
Diluted Adjusted EPS (2),(3),(7)	0.13	0.36	0.13	0.28

(in U.S.$000’s, except EPS)	Q3 2013	Q2 2013	Q1 2013	Q4 2012
GAP (2),(4)	$789,640	$1,072,942	$845,353	$1,000,414
Revenues	105,800	128,322	102,058	117,140
Net earnings (7)	16,295	29,795	13,989	22,103
Adjusted Net Earnings (2),(3),(7)	15,878	29,795	13,989	22,399
Basic EPS (7)	$0.15	$0.28	$0.13	$0.21
Diluted EPS (7)	0.15	0.28	0.13	0.21
Diluted Adjusted EPS (2),(3),(7)	0.15	0.28	0.13	0.21

For notes (2), (3), (4) and (7), see the corresponding notes to the table in “Third Quarter Update – Financial Overview” table.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On October 31, 2014 we had 107,366,483 common shares issued and outstanding and stock options outstanding to purchase a total of 4,167,191 common shares. No preferred shares have been issued or are outstanding.

On September 15, 2014, our Board of Directors resolved that it will not, without prior shareholder approval, issue any series of preferred shares for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically and primarily intended to make any attempted acquisition of us more difficult or costly. Within the limits described above, our Board of Directors may issue preferred shares for the purpose of capital raising transactions, acquisitions, joint ventures or other corporate purposes.

Liquidity and Capital Resources

(in U.S. $000’s)	September 30, 2014	December 31, 2013	% Change
Current assets	$522,098	$398,379	31%
Current liabilities	400,446	288,331	39%

Working capital	$121,652	$110,048	11%

We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during the first nine months of 2014 primarily as a result of year-to-date net earnings and limited capital expenditures, partially offset by our repayment of certain current and non-current borrowings and payment of our quarterly dividends.

At September 30, 2014, we had $44 million in current borrowings, which consisted primarily of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 2.2%. The remaining available borrowings under our credit facilities totalled $447 million, including a $111 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $180 million five-year committed, revolving credit facility expiring in May 2018.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

	Nine months ended September 30,
(in U.S. $000’s)	2014	2013	% Change
Cash generated by (used in):
Operating activities	$90,389	$114,319	(21%)
Investing activities	(22,684)	(37,852)	(40%)
Financing activities	(55,430)	(52,637)	5%
Effect of changes in foreign currency rates	(10,171)	(3,957)	157%
Net increase in cash and cash equivalents	$2,104	$19,873	(89%)

Our cash generated by operating activities can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased in the first nine months of 2014 compared to the same period of 2013 due to reduced capital expenditures resulting in lower property, plant and equipment additions, combined with the proceeds on sale of our former auction site in Grande Prairie, Canada, which we recognized in the third quarter of 2014.

Cash used in financing activities increased slightly in the first nine months of 2014 compared to the same period in 2013. This was primarily due to our repayment of a $30 million term loan in January 2014, repayment of a Canadian dollar 31 million revolving loan in April 2014, and payment of dividends during the first nine months of 2014, offset by short-term draws on our revolving credit facilities during the nine-month period ended September 30, 2014.

We anticipate that our capital expenditures will be in the range of $40 million to $45 million for 2014, for the development of our information systems as well as enhancements to our existing auction sites.

Free cash flow excluding changes in working capital7 increased to $82.2 million during the nine months ended September 30, 2014 compared to $60.4 million during the same period in 2013, representing a 36% increase during the period. Due to the seasonality of our business, we believe that free cash flow excluding changes in working capital is an effective measure of the cash generated by our business.

We declared and paid regular cash dividends of $0.13 per share for each of the quarters ended September 30, 2013, December 31, 2013, and March 31, 2014. We declared and paid a regular cash dividend of $0.14 per share for the quarter ended June 30, 2014. We have declared, but not yet paid, a dividend of $0.14 per share for the quarter ended September 30, 2014.

Total dividend payments during the first nine months of 2014 were $42.9 million compared to total dividend payments of $40.0 million during the equivalent period in 2013. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at September 30, 2014, we had non-current borrowings bearing fixed annual interest rates ranging from 3.6% to 6.4% (with a weighted-average annual interest rate of 5.1%). We were in compliance with all financial and other covenants applicable to our credit facilities at September 30, 2014.

Future scheduled interest payments over the next five years relating to our non-current borrowings outstanding at September 30, 2014 were as follows:

	Scheduled interest payments
(in U.S. $000’s)	In 2014	In 2015	In 2016	In 2017	In 2018	Thereafter
On long-term debt	$1,445	$5,782	$3,539	$2,360	$2,360	$7,972

Non-GAAP Measures

We make reference to various non-GAAP performance measures throughout this discussion and analysis. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies.

The following tables provide reconciliations of non-GAAP measures to the most directly comparable GAAP measures reflected in our unaudited condensed consolidated interim financial statements, where applicable.

[7]	Free cash flow excluding changes in working capital is a non-GAAP measure calculated as our cash from operating activities less property, plant and equipment and intangible asset additions. Refer to “Non-GAAP Measures” for a reconciliation of this measure to our unaudited condensed consolidated interim financial statements.

Adjusted Net Earnings reconciles to net earnings as follows:

(in U.S. $000’s)	Three months ended September 30,
	2014	2013
Net earnings attributable to equity holders of the parent	$9,342	$16,296
After-tax gains on sale of excess property	(2,946)	(415)
After-tax impairment loss on Japan property	8,084	—

Adjusted Net Earnings attributable to equity holders of the parent	$14,480	$15,881

(in U.S. $000’s)	Nine months ended September 30,
	2014	2013
Net earnings attributable to equity holders of the parent	$62,206	$60,080
After-tax gains on sale of excess property	(2,946)	(415)
After-tax impairment loss on Japan property	8,084	—

Adjusted Net Earnings attributable to equity holders of the parent	$67,344	$59,665

EBITDA and EBITDA Margin reconcile to earnings from operations as follows:

(in U.S.$000’s)	Three months ended September 30,
	2014	2013	$ Change	% Change
Earnings from operations	$19,805	$25,398	$(5,593)	(22%)
Add: Depreciation of property, plant and equipment	10,372	9,885	487	5%
Add: Amortization of intangible assets	1,034	930	104	11%

EBITDA	$31,211	$36,213	$(5,002)	(14%)

EBITDA Margin	30.5%	34.2%	n/a	(11%)

(in U.S.$000’s)	Nine months ended September 30,
	2014	2013	$ Change	% Change
Earnings from operations	$89,251	$88,641	$610	1%
Add: Depreciation of property, plant and equipment	29,711	29,144	567	2%
Add: Amortization of intangible assets	3,271	2,710	561	21%

EBITDA	$122,233	$120,495	$1,738	1%

EBITDA Margin	35.7%	35.8%	n/a	—

Core auction incremental EBITDA reconciles to incremental earnings from operations as follows:

(in U.S.$ millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Core auction incremental EBITDA	$(5.4)	$11.6	$1.3	$6.5
Add: incremental depreciation and amortization	(0.6)	—	(1.0)	(1.4)
Add (less): incremental EBITDA from EquipmentOne	0.4	(1.1)	0.4	(3.4)

Incremental earnings from operations	$(5.6)	$10.5	$0.7	$1.7

Earnings from operations, current period	$19.8	$25.4	$89.3	$88.6
Less: Earnings from operations, comparative period	(25.4)	(14.9)	(88.6)	(86.9)

Incremental earnings from operations	$(5.6)	$10.5	$0.7	$1.7

Free cash flow excluding changes in working capital reconciles to our cash generated by operating activities as follows:

(in U.S. $000’s)	Nine months ended September 30,
	2014	2013	% Change
Cash generated by operating activities	$90,389	$114,319	(21%)
Less: Property, plant and equipment additions	(19,668)	(29,470)	(33%)
Less: Intangible asset additions	(10,656)	(11,462)	(7%)
Less: Changes in working capital	22,109	(13,029)	(270%)

Free cash flow excluding changes in working capital	$82,174	$60,358	36%

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the nine months ended September 30, 2014, the proportion of revenues earned and operating costs denominated in currencies other than the U.S. dollar did not change significantly compared to previous reporting periods.

We are not exposed to significant interest rate risk due to the fact that our non-current borrowings bear fixed rates of interest. In addition, our current borrowings, which usually mature one to three months from inception, are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies, Judgments, Estimates and Assumptions

Aside from the assumptions listed below, there were no significant changes in our critical accounting policies, judgments, estimates and assumptions since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F.

During the third quarter of 2014, management assessed the recoverable value of the Japan site assets based on their fair value less costs of disposal in accordance with IFRS. As part of this determination, management made a key assumption that any costs that would be required to prepare the Japan auction site assets for disposal could be estimated based on past experience with preparing similar auction sites for sale, and would not be significant due to the relative newness of the auction site.

Changes in Accounting Policies

On the dates indicated below, we adopted the following amendments to International Financial Reporting Standards in accordance with the applicable transitional provisions:

January 1, 2014 – IAS 32 for offsetting financial assets and financial liabilities

July 1, 2014 – IFRS 2 for service and performance condition definitions

July 1, 2014 – IFRS 8 for disclosure of aggregation criteria applied to segments

We also applied IFRIC 21 in our accounting for levies during the first nine months of 2014. Our adoption of these amendments and the application of IFRIC 21 did not result in any changes in our accounting policies or disclosure during the period.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the nine months ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F, and also in our most recent Annual Information Form, which are filed on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value propositions and competitive advantages, in existing and new markets;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems.

These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth.

We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees.

Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. Utilizing the expertise and technology of AssetNation, we developed Ritchie Bros. EquipmentOne, an online marketplace that involves technology and ecommerce. Success in this marketplace is dependent on: our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a relatively new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be less than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. On July 7, 2014, we appointed our new CEO. With all key personnel transitions there is risk.

Our business could be harmed if we lost the services of our executive officers or senior managers. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

New regulation may restrict or increase costs of our marketing efforts through commercial electronic messages.

Our operation and marketing activities are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition. For example, the Canadian Anti-Spam Law (“CASL”) came into force on July 1, 2014.

CASL prohibits the transmission of commercial electronic messages to an email address without consent and it also requires certain formalities to be complied with, including the ability to unsubscribe easily from subsequent messages.

CASL in its current form may impose additional costs and processes with respect to communicating with existing and prospective customers and may limit cross-selling opportunities for affiliated companies, depending on whether the appropriate consents have been obtained. If we fail to comply with CASL, we may incur administrative penalties and become subject to private rights of action.

ITEM 2.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenues (note 5)	$102,217	$105,800	$342,640	$336,180
Direct expenses (note 6)	12,450	11,900	40,366	36,812

	89,767	93,900	302,274	299,368
Selling, general and administrative expenses (note 6)	69,962	68,502	213,023	210,727

Earnings from operations	19,805	25,398	89,251	88,641
Other income (expense):
Foreign exchange gain (loss)	1,078	(121)	2,157	(74)
Gain on disposition of property, plant and equipment	3,104	785	3,433	904
Impairment loss (note 7)	(8,084)	—	(8,084)	—
Other	743	756	2,238	1,585

	(3,159)	1,420	(256)	2,415
Finance income (costs):
Finance income	523	730	1,648	2,062
Finance costs	(1,278)	(1,915)	(4,042)	(5,776)

	(755)	(1,185)	(2,394)	(3,714)

Earnings before income taxes	15,891	25,633	86,601	87,342
Income tax expense (note 8):
Current	2,988	6,966	18,471	21,453
Deferred	3,300	2,241	4,874	5,389

	6,288	9,207	23,345	26,842

Net earnings	$9,603	$16,426	$63,256	$60,500

Net earnings attributable to:
Equity holders of the parent	$9,342	$16,296	$62,206	$60,080
Non-controlling interest	261	130	1,050	420

	$9,603	$16,426	$63,256	$60,500

Net earnings per share attributable to equity holders of the parent (note 9):
Basic	$0.09	$0.15	$0.58	$0.56
Diluted	$0.09	$0.15	$0.58	$0.56

Weighted average number of shares outstanding:
Basic	107,338,795	106,823,223	107,204,835	106,726,533
Diluted	107,662,663	107,042,370	107,526,501	107,018,274

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 31, 2014.

/s/ Robert G Elton	/s/ Ravi K. Saligram
Robert G. Elton	Ravi K. Saligram
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net earnings	$9,603	$16,426	$63,256	$60,500
Other comprehensive income (loss)
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(23,399)	9,315	(19,968)	(8,558)

Total comprehensive income (loss)	$(13,796)	$25,741	$43,288	$51,942

Total comprehensive income (loss) attributable to:
Equity holders of the parent	(13,987)	25,609	42,278	51,512
Non-controlling interest	191	132	1,010	430

	$(13,796)	$25,741	$43,288	$51,942

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	September 30,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$236,465	$234,361
Trade and other receivables	174,334	85,873
Inventory (note 11)	70,512	52,419
Advances against auction contracts (note 12)	17,083	12,203
Prepaid expenses and deposits	12,841	8,405
Assets held for sale (note 13)	1,725	2,839
Income taxes receivable	9,138	2,279

	522,098	398,379

Property, plant and equipment (note 14)	594,028	630,634
Investment property (notes 10 and 15)	3,536	6,554
Other non-current assets (note 10)	9,240	4,250
Intangible assets (note 16)	44,135	37,607
Goodwill (note 17)	82,775	83,397
Deferred tax assets	1,453	1,474

	$1,257,265	$1,162,295

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$260,187	$125,858
Trade and other payables	93,030	120,276
Income taxes payable	2,739	7,806
Current borrowings (notes 10 and 18)	44,490	34,391

	400,446	288,331

Non-current borrowings (notes 10 and 18)	113,911	147,234
Other non-current liabilities (note 10)	11,868	8,103
Deferred tax liabilities	27,829	24,076

	554,054	467,744

Equity:
Share capital (note 19)	133,050	126,350
Additional paid-in capital	31,735	30,178
Retained earnings	569,719	550,398
Foreign currency translation reserve	(32,837)	(12,909)

Equity attributable to equity holders of the parent	701,667	694,017
Non-controlling interest	1,544	534

	703,211	694,551

	$1,257,265	$1,162,295

Contingencies (note 21)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,491	$533	$(267)	$656,531

Comprehensive income (loss):
Net earnings	—	—	—	60,080	—	420	60,500
Foreign currency translation adjustment	—	—	—	—	(8,568)	10	(8,558)

	—	—	—	60,080	(8,568)	430	51,942
Exercise of stock options	254,389	4,477	(872)	—	—	—	3,605
Share-based compensation tax adjustment	—	—	(123)	—	—	—	(123)
Share-based compensation expense (note 20)	—	—	3,714	—	—	—	3,714
Cash dividends paid	—	—	—	(40,020)		—	(40,020)

Balance, September 30, 2013	106,851,200	$123,171	$29,799	$530,551	$(8,035)	$163	$675,649

Comprehensive income (loss):
Net earnings	—	—	—	33,745	—	381	34,126
Foreign currency translation adjustment	—	—	—	—	(4,874)	(10)	(4,884)

	—	—	—	33,745	(4,874)	371	29,242
Exercise of stock options	173,583	3,179	(632)	—	—	—	2,547
Share-based compensation tax adjustment	—	—	221	—	—	—	221
Share-based compensation expense (note 20)	—	—	790	—	—	—	790
Cash dividends paid	—	—	—	(13,898)	—	—	(13,898)

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income:
Net earnings	—	—	—	62,206	—	1,050	63,256
Foreign currency translation adjustment	—	—	—	—	(19,928)	(40)	(19,968)

	—	—	—	62,206	(19,928)	1,010	43,288
Exercise of stock options	320,000	6,700	(1,104)	—	—	—	5,596
Share-based compensation tax adjustment	—	—	(3)	—	—	—	(3)
Share-based compensation expense (note 20)	—	—	2,664	—	—	—	2,664
Cash dividends paid	—	—	—	(42,885)	—	—	(42,885)

Balance, September 30, 2014	107,344,783	$133,050	$31,735	$569,719	$(32,837)	$1,544	$703,211

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cash generated by (used in):
Operating activities:
Net earnings	$9,603	$16,426	$63,256	$60,500
Items before changes in non-cash working capital:
Depreciation	10,372	9,885	29,711	29,144
Amortization	1,034	930	3,271	2,710
Inventory write down	1,575	473	2,044	663
Impairment loss	8,084	—	8,084	—
Share-based payments	2,435	1,342	6,848	3,714
Deferred income tax expense	3,300	2,241	4,874	5,389
Foreign exchange loss (gain)	(1,078)	121	(2,157)	74
Gain on disposition of property, plant and equipment	(3,104)	(785)	(3,433)	(904)

	22,618	14,207	49,242	40,790
Changes in non-cash working capital:
Trade and other receivables	(33,714)	19,592	(96,663)	(89,758)
Inventory	(21,171)	(3,037)	(21,984)	7,239
Advances against auction contracts	9,082	(6,909)	(5,045)	(10,674)
Prepaid expenses and deposits	(2,551)	(2,480)	(4,814)	2,832
Income taxes receivable	(346)	1,918	(6,859)	1,009
Income taxes payable	3,067	4,329	22,657	19,170
Auction proceeds payable	19,430	(73,542)	140,805	112,823
Trade and other payables	(20,086)	5,378	(20,186)	(1,479)
Other	461	(3,208)	1,151	(20)

	(45,828)	(57,959)	9,062	41,142
Interest paid	(1,343)	(2,220)	(3,574)	(6,194)
Income taxes paid	(1,258)	(2,516)	(27,597)	(21,919)

Net cash generated by (used in) operating activities	(16,208)	(32,062)	90,389	114,319

Investing activities:
Property, plant and equipment additions	(5,702)	(11,560)	(19,668)	(29,470)
Intangible asset additions	(3,300)	(3,087)	(10,656)	(11,462)
Proceeds on disposition of property, plant and equipment	6,936	1,232	8,483	3,297
Other	(118)	(102)	(843)	(217)

Net cash generated by (used in) investing activities	(2,184)	(13,517)	(22,684)	(37,852)

Financing activities:
Issuance of share capital	503	809	5,596	3,605
Dividends on common shares	(15,028)	(13,887)	(42,885)	(40,020)
Proceeds from short-term borrowings	7,787	3,900	53,458	19,103
Repayment of short-term borrowings	(8,623)	(11,202)	(71,078)	(20,202)
Repayment of long-term borrowings	—	(15,000)	—	(15,000)
Other	(295)	82	(521)	(123)

Net cash generated by (used in) financing activities	(15,656)	(35,298)	(55,430)	(52,637)

Effect of changes in foreign currency rates on cash and cash equivalents	(10,743)	6,056	(10,171)	(3,957)

Increase (decrease) in cash and cash equivalents	(44,791)	(74,821)	2,104	19,873
Cash and cash equivalents, beginning of period	281,256	272,745	234,361	178,051

Cash and cash equivalents, end of period	$236,465	$197,924	$236,465	$197,924

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements, including comparatives, present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and available-for-sale instruments that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2013. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time.

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

1.	Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards and interpretations:

Effective January 1, 2014, the Company adopted the amendment to the following applicable standard, and the following interpretation, respectively:

IAS 23 Financial instruments: presentation – offsetting financial assets and liabilities (Amendment)

IFRIC 21 Levies – accounting for levies imposed by governments

These changes were made in accordance with the applicable transitional provisions. The nature and effect of adopting the amended standard and the interpretation are disclosed in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014, and have been applied consistently in the preparation of these condensed consolidated interim financial statements. Accordingly, please refer to the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2014 for a full description of the Company’s adoption of the amended standard and the interpretation. There was no significant impact to the comparative period presented herein.

Effective July 1, 2014, the Company adopted the amendments to the applicable standards listed below. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are as follows:

IFRS 2 Share-based payments (Amendment)

This standard was amended to include the definition of ‘service condition’ and ‘performance condition’. This amendment did not result in any significant changes to the Company’s accounting or disclosure.

IFRS 8 Operating segments (Amendment)

This standard was amended to require entities to disclose the judgments made by management when applying aggregation criteria in its determination of reportable segments. This amendment did not result in any changes to the Company’s accounting or disclosure as the Company’s reportable segments are not composed of aggregated operating segments.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards and interpretations (continued):

Standards issued but not yet effective

At the date of authorization of these condensed consolidated interim financial statements, the following applicable new and amended standards and interpretations were issued but not yet effective:

•	IFRS 15 Revenue from contracts with customers (“IFRS 15” or the “Standard”) replaces IAS 18 Revenue and is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. It allows for the choice of either full retrospective or modified retrospective adoption. The Company has not yet determined what transition method it will pursue. IFRS 15 is applicable to all contracts with customers, unless those contracts fall under the scope of other IFRSs. It introduces a single, principles-based, five-step model that entities must apply to all contracts with customers in order to recognize revenue from those contracts. IFRS 15 provides guidance on whether a performance obligation is satisfied at a point in time or over time, as well as whether an entity is able to apply the Standard using a portfolio approach instead of on a prescribed individual contract basis. The Company is currently evaluating the impact of this Standard on its consolidated financial statements.

•	On July 24, 2014, the IASB issued IFRS 9 Financial instruments (“IFRS 9”), which replaces IAS 39 Financial instruments: recognition and measurement. IFRS 9 includes a model for classification and measurement of financial assets and liabilities, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 will come into effect on January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

2.	Critical accounting judgments, estimates and assumptions:

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future differences arising between actual results and the judgements, estimates and assumptions made by the Company at the reporting date, or future changes to estimates and assumptions, could necessitate adjustments to the underlying reported amounts of assets, liabilities, revenues and expenses in future reporting periods.

Judgements, estimates and underlying assumptions are evaluated on an ongoing basis by management, and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstance and such changes are reflected in the assumptions when they occur.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

2.	Critical accounting judgments, estimates and assumptions (continued):

Judgements

Critical management determinations that have a higher degree of judgment and may have the most significant effect on the Company’s assets and liabilities include:

(a) the decision to depreciate and amortize our property, plant, and equipment and definite-life intangible assets on a straight-line or declining balance basis as the Company believes that these methods best reflect the consumption of these resources over their economic lifespan; and

(b) the identification of cash-generating units, through the aggregation of assets into groups that generate cash inflows that are largely independent of cash inflows from other assets or groups of assets, that are used in performing asset impairment assessments.

Estimates and assumptions

A key assumption was made in determining the recoverable amounts of the auction site assets in Narita, Japan, as discussed in note 7.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and mid-July through August are traditionally less active periods.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

4.	Segment information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

•	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

•	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash item included in segment earnings from operations is depreciation and amortization.

	Three months ended			Nine months ended
	September 30, 2014			September 30, 2014
	Core	Equipment-		Core	Equipment-
	Auction	One	Combined	Auction	One	Combined
Revenues	$98,911	$3,306	$102,217	$333,597	$9,043	$342,640
Direct expenses	(12,450)	—	(12,450)	(40,366)	—	(40,366)
Selling, general and administrative expenses	(54,585)	(3,971)	(58,556)	(168,078)	(11,963)	(180,041)
Depreciation and amortization	(11,082)	(324)	(11,406)	(32,000)	(982)	(32,982)

Earnings (loss) from operations	$20,794	$(989)	$19,805	$93,153	$(3,902)	$89,251
Other, finance and tax expenses			(10,202)			(25,995)

Net earnings			$9,603			$63,256

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Core	Equipment-		Core	Equipment-
	Auction	One	Combined	Auction	One	Combined
Revenues	$102,712	$3,088	$105,800	$326,379	$9,801	$336,180
Direct expenses	(11,900)	—	(11,900)	(36,812)	—	(36,812)
Selling, general and administrative expenses	(53,476)	(4,211)	(57,687)	(165,646)	(13,227)	(178,873)
Depreciation and amortization	(10,453)	(362)	(10,815)	(30,842)	(1,012)	(31,854)

Earnings (loss) from operations	$26,883	$(1,485)	$25,398	$93,079	$(4,438)	$88,641
Other, finance and tax expenses			(8,972)			(28,141)

Net earnings			$16,426			$60,500

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

5.	Revenues:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Commissions	$80,193	$85,474	$271,051	$269,656
Fees	22,024	20,326	71,589	66,524

	$102,217	$105,800	$342,640	$336,180

Net profits on inventory sales included in commissions are:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue from inventory sales	$153,016	$164,351	$495,798	$418,694
Cost of inventory sold	(143,087)	(142,245)	(463,107)	(373,680)

	$9,929	$22,106	$32,691	$45,014

6.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Employee compensation expense	$5,521	$4,850	$16,352	$14,425
Buildings and facilities	1,668	1,884	5,104	4,764
Travel, advertising and promotion	5,213	5,028	15,743	15,211
Other direct expenses	48	138	3,167	2,412

	$12,450	$11,900	$40,366	$36,812

Selling, general and administrative expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Employee compensation expense	$36,676	$37,036	$114,048	$114,953
Buildings and facilities	10,249	10,194	31,400	30,856
Travel, advertising and promotion	5,614	5,342	17,072	15,682
Other selling, general and administrative expenses	6,017	5,115	17,521	17,382

	$58,556	$57,687	$180,041	$178,873
Depreciation of property, plant and equipment	10,372	9,885	29,711	29,144
Amortization of intangible assets	1,034	930	3,271	2,710

	$69,962	$68,502	$213,023	$210,727

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

7.	Impairment loss:

During the three months ended September 30, 2014, the Company recognized a total impairment loss of $8,084,000 on its auction site property located in Narita, Japan. The impairment loss consisted of $6,094,000 on the land and improvements and $1,990,000 on the auction building (the “Japanese assets”). Management assessed the recoverable amounts of the Japanese assets when results of an assessment of the Japan auction operations and performance of that auction site indicated impairment. The recoverable amounts were determined to be $16,150,000 for the land and improvements and $4,779,000 for the auction building based on the fair value less costs of disposal. As at September 30, 2014, management has not made a decision as to whether the Japanese assets will be sold.

With the assistance of a third party land economist and development surveyor local to Japan, the Company performed a valuation of the Japanese assets as at September 30, 2014. The fair value of the land and improvements was determined based on comparable data in similar regions and relevant information regarding recent events impacting the local real-estate market (Level 3 inputs). The fair value of the auction building was determined based on a depreciated asset cost model with adjustments for relevant market participant data based on the Company’s experience with disposing of similar auction buildings and current real estate transactions in similar regions (Level 3 inputs). Neither of the valuation approaches required future discounted cash flow estimation.

Determination of the recoverable amount of the Japanese assets involved estimating any costs that would be incurred if the assets were disposed of including brokers’ fees, costs to prepare the Japanese assets for sale and other selling fees. In determining these costs, management assumed that any costs required to prepare the Japanese assets for sale could be estimated based on current market rates for brokers’ fees and management’s experience with disposing of similar auction sites, taking into consideration the relative newness of the Japan auction site (Level 3 inputs).

The impaired Narita land and improvements and auction building form part of the Company’s Core Auction reporting segment.

8.	Income taxes:

The Company’s consolidated effective tax rate in respect of operations for the nine months ended September 30, 2014 was 27.0% (2013: 30.7%).

The effective tax rate decreased relative to the comparative period primarily as the result of an increase in income earned in lower tax rate jurisdictions and a lower estimate of liabilities for tax uncertainties, offset by the tax impact of the Japan impairment loss, which could not be recognized as a tax asset in that jurisdiction.

9.	Net earnings per share:

	Three months ended			Nine months ended
	September 30, 2014			September 30, 2014
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount
Basic earnings per share accredited to equity holders of the parent	$9,342	107,338,795	$0.09	$62,206	107,204,835	$0.58
Effect of dilutive securities:
Stock options	—	323,868	—	—	321,666	—

Diluted earnings per share accredited to equity holders of the parent	$9,342	107,662,663	$0.09	$62,206	107,526,501	$0.58

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

9.	Net earnings per share (continued):

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount
Basic earnings per share accredited to equity holders of the parent	$16,296	106,823,223	$0.15	$60,080	106,726,533	$0.56
Effect of dilutive securities:
Stock options	—	219,147	—	—	291,741	—

Diluted earnings per share accredited to equity holders of the parent	$16,296	107,042,370	$0.15	$60,080	107,018,274	$0.56

For the nine months ended September 30, 2014, stock options to purchase 1,213,336 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2013: 2,922,724).

10.	Fair Value Measurement:

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement or disclosure, as explained in the Company’s audited annual financial statements.

Fair value measurements	September 30, 2014	December 31, 2013
Assets
Other non-current assets:
Available-for-sale investments:
Unquoted preference shares	$2,022	$2,043

Total assets	$2,022	$2,043

Fair values disclosed	September 30, 2014	December 31, 2013
Assets
Property, plant and equipment:
Land and improvements (note 7)	$16,150	$—
Auction building (note 7)	4,779	—
Investment property	18,379	36,687

Total assets	$39,308	$36,687

Liabilities
Current borrowings	$44,490	$34,391
Non-current borrowings	116,957	149,454
Other non-current liabilities:
Note payable	—	600

Total liabilities	$161,447	$184,445

Other than as described in note 7, no fair value measurement change was recognized in the period.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

11.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. During the nine months ended September 30, 2014, the Company recorded an inventory write down of $1,575,000 (September 30, 2013: $473,000).

Of inventory held at September 30, 2014, 100% is expected to be sold prior to the end of December 2014 (December 31, 2013: 90% sold prior to the end of March 31, 2014, with the remainder sold by the end of May 2014).

12.	Advances against auction contracts:

Advances against auction contracts arise when the Company pays owners, in advance, a portion of the expected gross auction proceeds from the sale of the related assets at future auctions. The Company’s policy is to limit the amount of advances to a percentage of the estimated gross auction proceeds from the sale of the related assets, and before advancing funds, require proof of owner’s title to and equity in the assets, as well as receive delivery of the assets and title documents at a specified auction site, by a specified date and in a specified condition of repair.

Advances against auction contracts are secured by the assets to which they relate, as the Company requires owners to provide promissory notes and security instruments registering the Company as a charge against the asset. Advances against auction contracts are usually settled within two weeks of the date of sale, as they are netted against the associated auction proceeds payable to the owner.

13.	Assets held for sale:

At September 30, 2014, the Company held land for sale in Edmonton, Canada. Property held in Grande Praire, Canada, was sold during the three months ended September 30, 2014.

Balance, December 31, 2013	$2,839
Reclassified from investment property	1,636
Disposal	(2,803)
Other	53

Balance, September 30, 2014	$1,725

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

14.	Property, plant and equipment:

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Cost:
Balance, December 31, 2012	$361,631	$276,044	$62,382	$79,862	$22,902	$16,180	$50,548	$869,549
Additions	111	67	9,544	2,594	357	1,324	24,073	38,070
Disposals	(1,510)	(216)	(6,483)	(74)	(462)	(59)	(192)	(8,996)
Transfers from assets under development to completed assets	22,344	10,406	1,598	7,235	1,683	4,059	(47,325)	—
Reclassified as held for sale	(2,400)	(708)	—	—	—	—	—	(3,108)
Foreign exchange movement	(8,324)	(6,629)	(1,587)	(5,175)	(524)	342	(2,166)	(24,063)

Balance, December 31, 2013	$371,852	$278,964	$65,454	$84,442	$23,956	$21,846	$24,938	$871,452
Additions	177	51	7,981	1,787	123	—	9,549	19,668
Disposals	(403)	(668)	(4,193)	(2,036)	—	(87)	—	(7,387)
Transfers from assets under development to completed assets	4,767	3,371	363	2,848	721	314	(12,384)	—
Reclassified from investment property (note 15)	1,094	—	—	—	—	—	—	1,094
Impairment losses (note 7)	(6,094)	(1,990)						(8,084)
Foreign exchange movement	(10,740)	(6,827)	(1,921)	(4,190)	(805)	(631)	(357)	(25,471)

Balance, September 30, 2014	$360,653	$272,901	$67,684	$82,851	$23,995	$21,442	$21,746	$851,272

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

14.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Accumulated depreciation:
Balance, December 31, 2012	$(38,771)	$(64,666)	$(33,526)	$(57,723)	$(12,990)	$(6,196)	$—	$(213,872)
Depreciation for the period	(7,605)	(9,784)	(8,616)	(9,457)	(2,130)	(2,063)	—	(39,655)
Disposals	743	171	4,295	43	381	46	—	5,679
Reclassified as held for sale	—	269	—	—	—	—	—	269
Foreign exchange movement	386	1,562	891	3,815	237	(130)	—	6,761

Balance, December 31, 2013	$(45,247)	$(72,448)	$(36,956)	$(63,322)	$(14,502)	$(8,343)	$—	$(240,818)
Depreciation for the period	(5,264)	(7,334)	(6,195)	(7,588)	(1,473)	(1,857)	—	(29,711)
Disposals	51	99	2,833	2,080	—	26	—	5,089
Foreign exchange movement	1,124	1,906	1,092	3,251	531	292	—	8,196

Balance, September 30, 2014	$(49,336)	$(77,777)	$(39,226)	$(65,579)	$(15,444)	$(9,882)	$—	$(257,244)

Net carrying amount:
As at December 31, 2013	$326,605	$206,516	$28,498	$21,120	$9,454	$13,503	$24,938	$630,634

As at September 30, 2014	$311,317	$195,124	$28,458	$17,272	$8,551	$11,560	$21,746	$594,028

During the nine months ended September 30, 2014, interest of $728,000 (2013: $724,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.8% (2013: 4.9%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

15.	Investment property:

Investment property held at September 30, 2014 is comprised of land and site improvements located in Edmonton, Canada and Polotitlan, Mexico.

Balance, December 31, 2013	$6,554
Reclassified to assets held for sale	(1,636)
Reclassified to property, plant and equipment	(1,094)
Foreign exchange movement	(288)

Balance, September 30, 2014	$3,536

16.	Intangible assets:

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total
Balance, December 31, 2013	$800	$19,597	$5,988	$16,808	$43,193
Transfers from software under development	—	—	5,657	(5,657)	—
Additions	—	—	131	10,525	10,656
Disposals	—	(97)	—	—	(97)
Foreign exchange movement	—	—	(65)	(809)	(874)

Balance, September 30, 2014	$800	$19,500	$11,711	$20,867	$52,878

	Trade names	Customer		Software under
	& trademarks	relationships	Software	development	Total
Balance, December 31, 2013	$—	$(3,266)	$(2,320)	$—	$(5,586)
Amortization for the period	—	(1,462)	(1,809)	—	(3,271)
Disposals	—	97	—	—	97
Foreign exchange movement	—	—	17	—	17

Balance, September 30, 2014	$—	$(4,631)	$(4,112)	$—	$(8,743)

Net carrying amount:
As at December 31, 2013	$800	$16,331	$3,668	$16,808	$37,607

As at September 30, 2014	$800	$14,869	$7,599	$20,867	$44,135

During the nine months ended September 30, 2014, interest of $934,000 (2013: $359,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.4% (2013: 6.4%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

17.	Goodwill:

Balance, December 31, 2013	$83,397
Foreign exchange movement	(622)

Balance, September 30, 2014	$82,775

Goodwill is subject to annual impairment reviews.

18.	Borrowings:

	Carrying value
	September 30,	December 31,
	2014	2013
Current Borrowings	$44,490	$34,391

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$30,369	$32,007
Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	53,542	56,409
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	—	28,818

	$113,911	$147,234

Total Borrowings	$158,401	$181,625

Current borrowings at September 30, 2014 consist primarily of drawings in different currencies on the Company’s revolving credit facility and have a weighted average interest rate of 2.17% (December 31, 2013: 1.45%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

19.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

20.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the nine months ended September 30, 2014 and the year ended December 31, 2013 is presented below:

	September 30, 2014		December 31, 2013
	Common	Weighted	Common	Weighted
	Shares Under	Average	Shares Under	Average
	Option	Exercise Price	Option	Exercise Price
Outstanding, beginning of period	3,749,574	$21.09	3,540,497	$20.27
Granted	785,306	23.52	884,500	21.34
Exercised	(320,000)	17.49	(427,972)	14.37
Forfeited	(21,195)	23.70	(236,351)	21.88
Expired	—	—	(11,100)	23.58

Outstanding, end of period	4,193,685	$21.81	3,749,574	$21.09

Exercisable, end of period	2,831,477	$21.33	2,476,918	$20.60

The options outstanding at September 30, 2014 expire on dates ranging to August 11, 2024. The weighted average share price of options exercised during the nine months ended September 30, 2014 was $23.97 (2013: $20.61). The following is a summary of stock options outstanding and exercisable at September 30, 2014:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of		Remaining	Exercise		Exercise
Exercise Prices	Number	Life (years)	Price	Number	Price
$14.23 - $ 14.70	542,000	3.8	14.54	542,000	14.54
$18.67 - $ 19.95	239,421	3.6	18.94	217,307	18.84
$21.34 - $ 23.44	2,209,478	7.7	22.18	1,293,965	22.24
$24.39 - $ 25.91	1,202,786	6.8	24.96	778,205	25.25

	4,193,685	6.7	$21.81	2,831,477	$21.33

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

20.	Share-based payments (continued):

(b)	Share-based compensation:

(i) Stock option plan:

During the nine months ended September 30, 2014 the Company recognized compensation costs of $2,664,000 (2013: $3,714,000) in selling, general and administrative expenses in respect of grants under its stock option plan.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2014	2013
Risk free interest rate	1.8%	0.9%
Expected dividend yield	2.31%	2.31%
Expected lives of options	5 years	5 years
Expected volatility	29.3%	35.2%

The weighted average grant date fair value of options granted during the nine months ended September 30, 2014 was $5.36 per option (2013: $5.65). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(ii) Share unit plans:

During the nine months ended September 30, 2014, the Company recognized compensation costs of $3,874,000 (2013: $1,390,000) in selling, general and administrative expenses in respect of share units granted under its share unit plan. Also included in these costs are the vested, grant date fair value of dividend-equivalent share units distributed in the nine months ended September 30, 2014, and the reporting date adjustment required to revalue the Company’s share unit cash settlement obligation at the September 30, 2014 fair value.

The weighted average grant date fair value of the 428,473 share units granted during the nine months ended September 30, 2014, excluding the effect of dividend adjustments, was $23.22 (2013: $21.81). Fair value of the share unit grants was calculated on the date of grant using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange. The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular amounts expressed in thousands of United States dollars, except share, unit and per share amounts)

(Unaudited)

Nine months ended September 30, 2014 and 2013

21.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At September 30, 2014 there was $61,295,000 of industrial assets guaranteed under contract, of which 100% is expected to be sold prior to the end of December 2014 (December 31, 2013: $7,529,000 of which 100% sold prior to the end of April 2014).

At September 30, 2014 there was $13,130,000 of agricultural assets guaranteed under contract, of which 47% is expected to be sold prior to the end of December 2014, with the remainder to be sold prior to the end of April 2015 (December 31, 2013: $27,582,000 all of which sold prior to the end of June 2014).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)
Date: November 4, 2014
	By:	/S/ DARREN WATT
Darren Watt, Corporate Secretary